SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended 28 November, 2025

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F |X| Form 40-F
--------------- ----------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934.

Yes No |X|
--------------- --------------

Exhibit 1.1	Share Repurchases dated 04 November 2025
Exhibit 1.2	Transaction in Own Shares dated 05 November 2025
Exhibit 1.3	Transaction in Own Shares dated 06 November 2025
Exhibit 1.4	Transaction in Own Shares dated 07 November 2025
Exhibit 1.5	Director/PDMR Shareholding dated 10 November 2025
Exhibit 1.6	Transaction in Own Shares dated 10 November 2025
Exhibit 1.7	Director/PDMR Shareholding dated 11 November 2025
Exhibit 1.8	Transaction in Own Shares dated 11 November 2025
Exhibit 1.9	Transaction in Own Shares dated 12 November 2025
Exhibit 1.10	Transaction in Own Shares dated 13 November 2025
Exhibit 1.11	BP p.l.c. publishes provisional dividend dates dated 14 November 2025
Exhibit 1.12	Transaction in Own Shares dated 14 November 2025
Exhibit 1.13	Transaction in Own Shares dated 17 November 2025
Exhibit 1.14	Transaction in Own Shares dated 18 November 2025
Exhibit 1.15	Transaction in Own Shares dated 19 November 2025
Exhibit 1.16	Transaction in Own Shares dated 20 November 2025
Exhibit 1.17	Transaction in Own Shares dated 21 November 2025
Exhibit 1.18	Transaction in Own Shares dated 24 November 2025
Exhibit 1.19	Transaction in Own Shares dated 25 November 2025
Exhibit 1.20	Transaction in Own Shares dated 26 November 2025
Exhibit 1.21	Transaction in Own Shares dated 27 November 2025
Exhibit 1.22	Transaction in Own Shares dated 28 November 2025

Exhibit 1.1

 BP p.l.c.

----------------------

Share Repurchases

----------------------
4 November 2025

BP p.l.c. (the "Company") announces that it is to commence a share buyback programme to repurchase ordinary shares in the capital of the Company (the "Programme").

The purpose of the Programme is to reduce the issued share capital of the Company.

The maximum amount allocated to the Programme is around $750 million for a period up to and including 6 February 2026.

The Programme will be carried out on the London Stock Exchange and/or Cboe (UK) and will be effected within certain pre-set parameters.

Any purchases of ordinary shares by the Company in relation to this announcement will be conducted in accordance with the Company's general authority to repurchase shares granted by its shareholders at the Company's 2025 Annual General Meeting and any further approvals to repurchase shares as may be granted by its shareholders from time to time, the Market Abuse Regulation 596/2014 as it forms part of domestic law by virtue of section 3 of the European Union (Withdrawal) Act 2018 (as amended) and Chapter 9 of the UK Listing Rules.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Exhibit 1.2

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 5 November 2025 it has purchased, in accordance with the authority granted by shareholders at the 2025 Annual General Meeting of the Company, a total of 1,545,399 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 4 November 2025 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	1,025,378	92,955	427,066
Highest price paid per Share (pence):	462.40	462.35	462.40
Lowest price paid per Share (pence):	451.65	451.95	451.75
Volume weighted average price paid per Share (pence):	457.4056	457.8710	457.8554

The Company intends to transfer these shares into Treasury in accordance with the authority granted by its shareholders at the Company's 2025 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Morgan Stanley and Co. International p.l.c. (intermediary code: MSLNGB2X) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	457.4056	1,025,378
Cboe (UK)/BXE	457.8710	92,955
Cboe (UK)/CXE	457.8554	427,066

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/3714G_1-2025-11-5.pdf

Exhibit 1.3

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 6 November 2025 it has purchased, in accordance with the authority granted by shareholders at the 2025 Annual General Meeting of the Company, a total of 1,560,364 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 4 November 2025 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	928,710	105,736	525,918
Highest price paid per Share (pence):	460.05	459.35	459.85
Lowest price paid per Share (pence):	454.05	454.40	454.10
Volume weighted average price paid per Share (pence):	457.0977	457.2507	457.4730

The Company intends to transfer these shares into Treasury in accordance with the authority granted by its shareholders at the Company's 2025 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Morgan Stanley and Co. International p.l.c. (intermediary code: MSLNGB2X) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	457.0977	928,710
Cboe (UK)/BXE	457.2507	105,736
Cboe (UK)/CXE	457.4730	525,918

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/5588G_1-2025-11-6.pdf

Exhibit 1.4

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 7 November 2025 it has purchased, in accordance with the authority granted by shareholders at the 2025 Annual General Meeting of the Company, a total of 1,546,843 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 4 November 2025 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	1,114,141	104,240	328,462
Highest price paid per Share (pence):	462.35	461.90	462.35
Lowest price paid per Share (pence):	455.70	455.70	455.70
Volume weighted average price paid per Share (pence):	458.6630	458.6216	458.7947

The Company intends to transfer these shares into Treasury in accordance with the authority granted by its shareholders at the Company's 2025 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Morgan Stanley and Co. International p.l.c. (intermediary code: MSLNGB2X) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:
Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	458.6630	1,114,141
Cboe (UK)/BXE	458.6216	104,240
Cboe (UK)/CXE	458.7947	328,462

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/7490G_1-2025-11-7.pdf

Exhibit 1.5

 BP p.l.c.

Notification of transactions of persons discharging managerial responsibility or persons closely associated

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Kate Thomson
2	Reason for the notification
a)	Position/status	Chief financial officer/ director
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BP p.l.c.
b)	LEI	213800LH1BZH3DI6G760
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of $0.25 GB0007980591
b)	Nature of the transaction	Vesting of restricted share units pursuant to the bp Restricted Share Plan II, after adjustments for tax, dividends and expenses.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Nil	38,878
d)	Aggregated information - Volume - Price - Total	38,878 Nil consideration (market value £4.5945) Nil (market value £178,624.97)
e)	Date of the transaction	6 November 2025
f)	Place of the transaction	Outside a trading venue

This notice is given in fulfilment of the obligation under Article 19 of the Market Abuse Regulation.

Exhibit 1.6

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 10 November 2025 it has purchased, in accordance with the authority granted by shareholders at the 2025 Annual General Meeting of the Company, a total of 1,532,284 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 4 November 2025 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	1,041,914	91,385	398,985
Highest price paid per Share (pence):	464.20	464.20	464.25
Lowest price paid per Share (pence):	460.00	460.05	460.05
Volume weighted average price paid per Share (pence):	462.6467	462.7146	462.8310

The Company intends to transfer these shares into Treasury in accordance with the authority granted by its shareholders at the Company's 2025 Annual General Meeting.

Following the above purchase of Shares, the Company will hold 815,446,688 ordinary shares in treasury, and have 15,670,866,306 ordinary shares and 12,706,252 preference shares in issue (excluding Treasury shares).

The schedule below contains detailed information about the purchases made by Morgan Stanley and Co. International p.l.c. (intermediary code: MSLNGB2X) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	462.6467	1,041,914
Cboe (UK)/BXE	462.7146	91,385
Cboe (UK)/CXE	462.8310	398,985

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/9468G_1-2025-11-10.pdf

Exhibit 1.7

BP p.l.c.

Notification of transactions of persons discharging managerial responsibility or persons closely associated

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Kate Thomson
2	Reason for the notification
a)	Position/status	Chief financial officer / director
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BP p.l.c.
b)	LEI	213800LH1BZH3DI6G760
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of $0.25 GB0007980591
b)	Nature of the transaction	Shares acquired through participation in the BP ShareMatch UK Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£4.587	5
d)	Aggregated information - Volume - Price - Total	5 £4.587 £22.94
e)	Date of the transaction	10 November 2025
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Julia Emanuele
2	Reason for the notification
a)	Position/status	Person Closely Associated with Murray Auchincloss, chief executive officer / director
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BP p.l.c.
b)	LEI	213800LH1BZH3DI6G760
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of $0.25 GB0007980591
b)	Nature of the transaction	Shares acquired through participation in the BP ShareMatch UK Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£4.587	80
d)	Aggregated information - Volume - Price - Total	80 £4.587 £366.96
e)	Date of the transaction	10 November 2025
f)	Place of the transaction	Outside a trading venue

This notice is given in fulfilment of the obligation under Article 19 of the Market Abuse Regulation.

Exhibit 1.8

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 11 November 2025 it has purchased, in accordance with the authority granted by shareholders at the 2025 Annual General Meeting of the Company, a total of 1,452,927 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 4 November 2025 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	1,052,864	86,098	313,965
Highest price paid per Share (pence):	475.00	475.00	475.00
Lowest price paid per Share (pence):	468.25	468.25	468.25
Volume weighted average price paid per Share (pence):	471.6448	471.7332	471.5494

The Company intends to transfer these shares into Treasury in accordance with the authority granted by its shareholders at the Company's 2025 Annual General Meeting.

Following the above purchase of Shares, the Company will hold 816,899,615ordinary shares in treasury, and have 15,669,413,379 ordinary shares and 12,706,252 preference shares in issue (excluding Treasury shares).

The schedule below contains detailed information about the purchases made by Morgan Stanley and Co. International p.l.c. (intermediary code: MSLNGB2X) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	471.6448	1,052,864
Cboe (UK)/BXE	471.7332	86,098
Cboe (UK)/CXE	471.5494	313,965

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/1252H_1-2025-11-11.pdf

Exhibit 1.9

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 12 November 2025 it has purchased, in accordance with the authority granted by shareholders at the 2025 Annual General Meeting of the Company, a total of 1,506,631 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 4 November 2025 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	892,898	127,567	486,166
Highest price paid per Share (pence):	474.30	473.75	474.50
Lowest price paid per Share (pence):	468.05	468.15	468.05
Volume weighted average price paid per Share (pence):	471.4100	471.3288	471.4871

The Company intends to transfer these shares into Treasury in accordance with the authority granted by its shareholders at the Company's 2025 Annual General Meeting.

Following the above purchase of Shares, the Company will hold 818,406,246 ordinary shares in treasury and have 15,667,906,748 ordinary shares and 12,706,252 preference shares in issue (excluding Treasury shares).

The schedule below contains detailed information about the purchases made by Morgan Stanley and Co. International p.l.c. (intermediary code: MSLNGB2X) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	471.4100	892,898
Cboe (UK)/BXE	471.3288	127,567
Cboe (UK)/CXE	471.4871	486,166

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/3138H_1-2025-11-12.pdf

Exhibit 1.10

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 13 November 2025 it has purchased, in accordance with the authority granted by shareholders at the 2025 Annual General Meeting of the Company, a total of 1,541,252 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 4 November 2025 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	1,040,762	127,768	372,722
Highest price paid per Share (pence):	462.75	462.85	462.85
Lowest price paid per Share (pence):	459.20	459.00	459.10
Volume weighted average price paid per Share (pence):	460.8852	460.7315	460.8718

The Company intends to transfer these shares into Treasury in accordance with the authority granted by its shareholders at the Company's 2025 Annual General Meeting.

Following the above purchase of Shares, the Company will hold 819,947,498 ordinary shares in treasury and have 15,666,365,496 ordinary shares and 12,706,252 preference shares in issue (excluding Treasury shares).

The schedule below contains detailed information about the purchases made by Morgan Stanley and Co. International p.l.c. (intermediary code: MSLNGB2X) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	460.8852	1,040,762
Cboe (UK)/BXE	460.7315	127,768
Cboe (UK)/CXE	460.8718	372,722

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/5056H_1-2025-11-13.pdf

Exhibit 1.11

BP p.l.c. publishes provisional dividend dates

BP p.l.c. announces that today it has published its provisional forthcoming dividend dates (including announcement, payment, record and ex-dividend dates) for ordinary and preference shares at www.bp.com/financialcalendar for 2026.

These dates are indicative and may be subject to change.

Exhibit 1.12

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 14 November 2025 it has purchased, in accordance with the authority granted by shareholders at the 2025 Annual General Meeting of the Company, a total of 1,545,929 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 4 November 2025 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	1,073,183	81,343	391,403
Highest price paid per Share (pence):	463.55	463.05	463.30
Lowest price paid per Share (pence):	454.95	455.65	455.50
Volume weighted average price paid per Share (pence):	459.2555	459.3783	458.9385

The Company intends to transfer these shares into Treasury in accordance with the authority granted by its shareholders at the Company's 2025 Annual General Meeting.

Following the above purchase of Shares, the Company will hold 821,493,427 ordinary shares in treasury and have 15,664,819,567 ordinary shares and 12,706,252 preference shares in issue (excluding Treasury shares).

The schedule below contains detailed information about the purchases made by Morgan Stanley and Co. International p.l.c. (intermediary code: MSLNGB2X) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	459.2555	1,073,183
Cboe (UK)/BXE	459.3783	81,343
Cboe (UK)/CXE	458.9385	391,403

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/6801H_1-2025-11-14.pdf

Exhibit 1.13

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 17 November 2025 it has purchased, in accordance with the authority granted by shareholders at the 2025 Annual General Meeting of the Company, a total of 1,512,656 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 4 November 2025 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	961,083	114,520	437,053
Highest price paid per Share (pence):	464.95	464.95	465.00
Lowest price paid per Share (pence):	459.05	459.80	459.00
Volume weighted average price paid per Share (pence):	462.4502	462.5562	462.8769

The Company intends to transfer these shares into Treasury in accordance with the authority granted by its shareholders at the Company's 2025 Annual General Meeting.

Following the above purchase of Shares, the Company will hold 823,006,083 ordinary shares in treasury and have 15,663,306,911 ordinary shares and 12,706,252 preference shares in issue (excluding Treasury shares).

The schedule below contains detailed information about the purchases made by Morgan Stanley and Co. International p.l.c. (intermediary code: MSLNGB2X) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	462.4502	961,083
Cboe (UK)/BXE	462.5562	114,520
Cboe (UK)/CXE	462.8769	437,053

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/8635H_1-2025-11-17.pdf

Exhibit 1.14

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 18 November 2025 it has purchased, in accordance with the authority granted by shareholders at the 2025 Annual General Meeting of the Company, a total of 1,582,601 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 4 November 2025 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	1,036,637	107,623	438,341
Highest price paid per Share (pence):	460.80	459.80	460.55
Lowest price paid per Share (pence):	455.10	455.15	455.15
Volume weighted average price paid per Share (pence):	457.4797	457.4899	457.4914

The Company intends to transfer these shares into Treasury in accordance with the authority granted by its shareholders at the Company's 2025 Annual General Meeting.

Following the above purchase of Shares, the Company will hold 824,588,684 ordinary shares in treasury and have 15,661,724,310 ordinary shares and 12,706,252 preference shares in issue (excluding Treasury shares).

The schedule below contains detailed information about the purchases made by Morgan Stanley and Co. International p.l.c. (intermediary code: MSLNGB2X) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	457.4797	1,036,637
Cboe (UK)/BXE	457.4899	107,623
Cboe (UK)/CXE	457.4914	438,341

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/0499I_1-2025-11-18.pdf

Exhibit 1.15

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 19 November 2025 it has purchased, in accordance with the authority granted by shareholders at the 2025 Annual General Meeting of the Company, a total of 1,581,874 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 4 November 2025 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	1,003,046	98,029	480,799
Highest price paid per Share (pence):	463.15	463.05	463.15
Lowest price paid per Share (pence):	451.35	451.35	451.35
Volume weighted average price paid per Share (pence):	457.4963	457.2343	456.7678

The Company intends to transfer these shares into Treasury in accordance with the authority granted by its shareholders at the Company's 2025 Annual General Meeting.

Following the above purchase of Shares, the Company will hold 826,170,558 ordinary shares in treasury and have 15,660,142,436 ordinary shares and 12,706,252 preference shares in issue (excluding Treasury shares).

The schedule below contains detailed information about the purchases made by Morgan Stanley and Co. International p.l.c. (intermediary code: MSLNGB2X) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	457.4963	1,003,046
Cboe (UK)/BXE	457.2343	98,029
Cboe (UK)/CXE	456.7678	480,799

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/2432I_1-2025-11-19.pdf

Exhibit 1.16

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 20 November 2025 it has purchased, in accordance with the authority granted by shareholders at the 2025 Annual General Meeting of the Company, a total of 1,513,810 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 4 November 2025 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	994,893	99,043	419,874
Highest price paid per Share (pence):	462.55	462.55	462.55
Lowest price paid per Share (pence):	456.45	456.50	456.50
Volume weighted average price paid per Share (pence):	459.2939	459.7124	459.8094

The Company intends to transfer these shares into Treasury in accordance with the authority granted by its shareholders at the Company's 2025 Annual General Meeting.

Following the above purchase of Shares, the Company will hold 827,684,368 ordinary shares in treasury and have 15,658,628,626 ordinary shares and 12,706,252 preference shares in issue (excluding Treasury shares).

The schedule below contains detailed information about the purchases made by Morgan Stanley and Co. International p.l.c. (intermediary code: MSLNGB2X) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	459.2939	994,893
Cboe (UK)/BXE	459.7124	99,043
Cboe (UK)/CXE	459.8094	419,874

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/4286I_1-2025-11-20.pdf

Exhibit 1.17
BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 21 November 2025 it has purchased, in accordance with the authority granted by shareholders at the 2025 Annual General Meeting of the Company, a total of 1,576,006 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 4 November 2025 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	1,036,419	75,260	464,327
Highest price paid per Share (pence):	453.85	453.20	453.45
Lowest price paid per Share (pence):	448.70	448.60	448.70
Volume weighted average price paid per Share (pence):	451.7927	451.6770	451.7362

The Company intends to transfer these shares into Treasury in accordance with the authority granted by its shareholders at the Company's 2025 Annual General Meeting.

Following the above purchase of Shares, the Company will hold 829,260,374 ordinary shares in treasury and have 15,657,052,620 ordinary shares and 12,706,252 preference shares in issue (excluding Treasury shares).

The schedule below contains detailed information about the purchases made by Morgan Stanley and Co. International p.l.c. (intermediary code: MSLNGB2X) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	451.7927	1,036,419
Cboe (UK)/BXE	451.6770	75,260
Cboe (UK)/CXE	451.7362	464,327

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/6100I_1-2025-11-21.pdf

Exhibit 1.18

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 24 November 2025 it has purchased, in accordance with the authority granted by shareholders at the 2025 Annual General Meeting of the Company, a total of 1,574,805 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 4 November 2025 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	1,012,198	125,784	436,823
Highest price paid per Share (pence):	454.85	454.75	454.75
Lowest price paid per Share (pence):	450.80	450.95	450.60
Volume weighted average price paid per Share (pence):	453.2627	453.3111	453.2648

The Company intends to transfer these shares into Treasury in accordance with the authority granted by its shareholders at the Company's 2025 Annual General Meeting.

Following the above purchase of Shares, the Company will hold 830,835,179 ordinary shares in treasury and have 15,655,477,815 ordinary shares and 12,706,252 preference shares in issue (excluding Treasury shares).

The schedule below contains detailed information about the purchases made by Morgan Stanley and Co. International p.l.c. (intermediary code: MSLNGB2X) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	453.2627	1,012,198
Cboe (UK)/BXE	453.3111	125,784
Cboe (UK)/CXE	453.2648	436,823

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/7989I_1-2025-11-24.pdf

Exhibit 1.19

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 25 November 2025 it has purchased, in accordance with the authority granted by shareholders at the 2025 Annual General Meeting of the Company, a total of 1,583,907 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 4 November 2025 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	1,109,196	90,357	384,354
Highest price paid per Share (pence):	456.00	456.00	456.00
Lowest price paid per Share (pence):	449.00	448.95	449.00
Volume weighted average price paid per Share (pence):	452.4344	452.4168	452.1748

The Company intends to transfer these shares into Treasury in accordance with the authority granted by its shareholders at the Company's 2025 Annual General Meeting.

Following the above purchase of Shares, the Company will hold 832,419,086 ordinary shares in treasury and have 15,653,893,908 ordinary shares and 12,706,252 preference shares in issue (excluding Treasury shares).

The schedule below contains detailed information about the purchases made by Morgan Stanley and Co. International p.l.c. (intermediary code: MSLNGB2X) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	452.4344	1,109,196
Cboe (UK)/BXE	452.4168	90,357
Cboe (UK)/CXE	452.1748	384,354

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/9704I_1-2025-11-25.pdf

Exhibit 1.20

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 26 November 2025 it has purchased, in accordance with the authority granted by shareholders at the 2025 Annual General Meeting of the Company, a total of 1,571,239 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 4 November 2025 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	1,072,676	97,009	401,554
Highest price paid per Share (pence):	454.30	453.95	453.95
Lowest price paid per Share (pence):	450.20	450.45	450.10
Volume weighted average price paid per Share (pence):	451.9838	452.1035	452.0955

The Company intends to transfer these shares into Treasury in accordance with the authority granted by its shareholders at the Company's 2025 Annual General Meeting.

Following the above purchase of Shares, the Company will hold 833,990,325 ordinary shares in treasury and have 15,652,322,669 ordinary shares and 12,706,252 preference shares in issue (excluding Treasury shares).

The schedule below contains detailed information about the purchases made by Morgan Stanley and Co. International p.l.c. (intermediary code: MSLNGB2X) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	451.9838	1,072,676
Cboe (UK)/BXE	452.1035	97,009
Cboe (UK)/CXE	452.0955	401,554

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/1605J_1-2025-11-26.pdf

Exhibit 1.21

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 27 November 2025 it has purchased, in accordance with the authority granted by shareholders at the 2025 Annual General Meeting of the Company, a total of 1,600,015 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 4 November 2025 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	1,092,496	80,382	427,137
Highest price paid per Share (pence):	450.90	450.55	450.90
Lowest price paid per Share (pence):	446.55	446.50	446.50
Volume weighted average price paid per Share (pence):	447.9374	447.4569	447.6329

The Company intends to transfer these shares into Treasury in accordance with the authority granted by its shareholders at the Company's 2025 Annual General Meeting.

Following the above purchase of Shares, the Company will hold 835,590,340 ordinary shares in treasury and have 15,650,722,654 ordinary shares and 12,706,252 preference shares in issue (excluding Treasury shares).

The schedule below contains detailed information about the purchases made by Morgan Stanley and Co. International p.l.c. (intermediary code: MSLNGB2X) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	447.9374	1,092,496
Cboe (UK)/BXE	447.4569	80,382
Cboe (UK)/CXE	447.6329	427,137

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/3470J_1-2025-11-27.pdf

Exhibit 1.22

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 28 November 2025 it has purchased, in accordance with the authority granted by shareholders at the 2025 Annual General Meeting of the Company, a total of 1,560,557 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 4 November 2025 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	1,046,582	108,862	405,113
Highest price paid per Share (pence):	454.70	454.15	454.60
Lowest price paid per Share (pence):	449.30	449.60	449.30
Volume weighted average price paid per Share (pence):	451.5664	451.4256	451.7018

The Company intends to transfer these shares into Treasury in accordance with the authority granted by its shareholders at the Company's 2025 Annual General Meeting.

Following the above purchase of Shares, the Company will hold 837,150,897 ordinary shares in treasury and have 15,649,162,097 ordinary shares and 12,706,252 preference shares in issue (excluding Treasury shares).

The schedule below contains detailed information about the purchases made by Morgan Stanley and Co. International p.l.c. (intermediary code: MSLNGB2X) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	451.5664	1,046,582
Cboe (UK)/BXE	451.4256	108,862
Cboe (UK)/CXE	451.7018	405,113

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/5157J_1-2025-11-28.pdf

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 01 December 2025
/s/ Ben J. S. Mathews
------------------------
Ben J. S. Mathews
Company Secretary
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